Exhibit 99.2
FOR IMMEDIATE RELEASE

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	20 November 2009
NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO US PERSONS
SIMS METAL MANAGEMENT ANNOUNCES EQUITY RAISING
TO FUND GROWTH STRATEGY
Highlights
•	Fully underwritten institutional placement of A$400 million at A$21.00 per share

•	Share Purchase Plan to raise an additional target of A$75 million

•	Provides financial flexibility to pursue growth agenda, including accelerating the Company’s acquisition growth strategy and currently identified capital expenditures relating to technology efficiencies

•	Structure of capital raising aims to balance the interests of all shareholders
Offer summary
Sims Metal Management Limited (the “Company”) today announced that it will raise approximately A$400 million via a fully underwritten placement (“Placement”).
In addition, the Company will also provide an offer to eligible shareholders of up to A$15,000 of shares through a Share Purchase Plan (“SPP”).The target amount to be raised under the SPP is A$75 million and the SPP is non-underwritten. All new shares issued under the equity raising will rank equally with existing shares.
Rationale
The Company is raising equity to provide financial flexibility to continue to pursue its growth agenda for both the Metal Recycling division and its Sims Recycling Solutions (“SRS”) business.
Acquisitions
The industries in the Company’s key markets remain fragmented and Sims Metal Management has been successful in consolidating these markets in recent years. Since the completion of the Metal Management merger in March 2008, the Company has spent over A$185 million acquiring businesses including North Coast Recyclers (Australia), Life Cycle Services (UK — SRS), Clearhouse Technology (Australia), Evans & Mondon (UK), C Herring & Son Ltd (UK), Weinert Recycling (US), Global Investment Recovery, Inc. (US — SRS), All Metal Recovery

(UK), Fairless Iron & Metal (US), Technorecycle (Germany) and most recently the acquisition of the joint venture partner’s 50% stake in Port Albany Ventures (US).
This continues a long history of acquisition based growth and successful integration. Since the Hugo Neu acquisition in 2005, the Company has acquired 24 businesses and has developed a core competency in the acquisition and integration of Metal Recycling and SRS businesses.
Sims Metal Management is now looking to ensure it has the financial flexibility to continue its acquisition growth strategy as opportunities become available. The ability to move quickly and maintain a conservative financial profile is a significant competitive advantage in leading the consolidation of Sims Metal Management’s key markets.
Capital expenditure
The Company also has a strong pipeline of value accretive capital expenditures, including the global roll-out of metal recovery technology and specific facility construction initiatives.
Development of these technology efficiencies has been a focus for the Company in recent years. Sims Metal Management intends to roll-out globally 3rd generation downstream shredder technology to facilitate greater recovery of valuable non-ferrous metals and reduce waste going to landfill. This technology is already being utilised successfully within the Company to enhance margins. Sims Metal Management expects the returns from implementing technology efficiencies to be materially in excess of the cost of funding.
Sims Metal Management is also continuing to organically strengthen its core businesses of Metal Recycling and SRS including, but not limited to, the construction of an electronics recycling facility in Canada (as a result of a recent contract award), a state-of-the-art Aerospace recycling facility (Connecticut, USA) and the previously announced NYCRC recycling facility in Brooklyn — to be commenced in the coming months.
Commentary
Group CEO Mr Dan Dienst said: “Sims Metal Management has a long history of making prudent use of shareholder capital to fund acquisitions and capital investments. Recent acquisitions have been integrated effectively and are performing well under the circumstances. The specific technology efficiency opportunities identified are expected to yield returns materially in excess of the cost of funding.”
Mr Dienst continued, “Looking to the future, through the capital raising, the Company will be in an enviable position to strengthen its existing business and fund acquisition growth opportunities, which will enhance and expand its industry leading position.”
The purpose of the equity raising is to pursue growth opportunities. Initially, proceeds will be used to repay debt, which will be redrawn as required. Cash balances will also be available to fund working capital should the Company’s markets rebound strongly.
Trading outlook
On 30 October 2009, the Company released its Q1 results, containing the following commentary in relation to Markets & Outlook:
“Global trading conditions have improved through our first fiscal quarter for both ferrous and non-ferrous commodities. At this early part of the second fiscal quarter, ferrous markets have weakened while non-ferrous markets remain firm. As the economies around the world find their footing, the Company expects volatility and a continued challenging operating environment in its second fiscal quarter, which is traditionally slower due to the Northern Hemisphere winter and the holiday periods”

Although ferrous markets have shown signs of recent firming since the Company’s 30 October 2009 commentary above, the Company continues to expect volatility and a challenging operating environment in its second fiscal quarter, which is traditionally slower due to the Northern Hemisphere winter and the holiday periods. There has been no material change in markets or the operating performance of the business that would require an update to the 30 October 2009 commentary. The Company does not intend to provide further guidance at its AGM.
Institutional Placement
The institutional placement consists of an underwritten A$400 million placement offered to institutional investors and sophisticated investors in select jurisdictions. The price of the placement will be A$21.00, a 5.4% discount to the last closing price on 19 November 2009 of A$22.20.
UBS AG, Australia Branch is acting as Sole Bookrunner, Underwriter and Sole Lead Manager. Commonwealth Securities is acting as Joint Underwriter and Co-Lead Manager.
Share Purchase Plan
The Share Purchase Plan (“SPP”) will allow eligible shareholders to purchase shares in Sims Metal Management up to a maximum of A$15,000. The issue price of shares under the Share Purchase Plan will be the lower of the institutional placement price and the 5 day volume weighted average price of shares traded on the Australian Securities Exchange up to and including the last day of the offer period1.
The SPP will be open to Australian and New Zealand resident shareholders on the register on 24 November 2009 and who are eligible to participate under the terms of the SPP. Details of the offer will be mailed to eligible shareholders.
Group Chief Financial Officer Mr Rob Larry said: “The SPP will allow eligible shareholders to acquire shares free of brokerage and at a price no greater than the institutional placement price. The A$15,000 limit will allow greater than 95% of Australian and New Zealand holders to apply for their pro rata share issue.”
Top-Up Issue
Mitsui & Co., Ltd (“Mitsui”) has a contractual Top-Up Right agreed at the time Mitsui acquired the majority of Hugo Neu Corporation’s shareholding in Sims Metal Management. This provides a right for Mitsui to subscribe for shares in the event of a diluting event, which includes the Placement (but not the SPP). Sims Metal Management is obliged to offer Mitsui an amount of shares such that, following the diluting event, Mitsui holds the same percentage ownership of the Company as it did immediately prior to the diluting event. Assuming exercise of this right, Mitsui must indicate within 10 business days whether it intends to take up its shares.
Mitsui has indicated that it does not intend to exercise its rights under the Top-Up Deed due to timing and internal capital allocation considerations. Notwithstanding this, Mitsui has expressed its strong support of Sims Metal Management and its growth strategy.

[1]	Subject to receipt of an ASX waiver

Trading Halt
The trading halt currently in place is expected to be lifted at the commencement of trading on the ASX on 23 November 2009, pending successful completion of the Placement.
IMPORTANT INFORMATION
This announcement does not constitute an offer of securities for sale in the United States, or to any person that is, or is acting for the account or benefit of, any “U.S. person” (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) (“U.S. Person”)), or in any other jurisdiction in which such an offer would be illegal. This announcement may not be distributed or released in the United States or to, or for the account or benefit of, any U.S. Person. The securities in the proposed offer have not been, and will not be, registered under the U.S. Securities Act, or under the securities laws of any state or other jurisdiction of the United States, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. Persons unless the securities are registered under the U.S. Securities Act or an exemption from the registration requirements of the U.S. Securities Act is available. The Company intends to register such securities under the US Securities Act as may be agreed with certain investors.
Forward-Looking Statements
This announcement may contain a number of forward-looking statements, including about our earnings outlook and prospects. The forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from such forward-looking statements include those under the captions “Forward Looking Statements” and “Risk Factors” set forth in our 2009 annual report on Form 20-F that has been filed with the US Securities and Exchange Commission. Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements.

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